EXHIBIT 99

COMPUTERSHARE
100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com
Date: February 24, 2011

To: All Canadian Securities Regulatory Authorities

Subject: MAGNA INTERNATIONAL INC.



Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :
                          Annual MeetingRecord Date for Notice of Meeting :
       21/03/2011Record Date for Voting (if applicable) :
21/03/2011

Beneficial Ownership Determination Date :
21/03/2011

Meeting Date :
04/05/2011Meeting Location (if available) :
         Markham, ON



Voting Security Details:
Description
CUSIP Number
  ISINCOMMON
       559222401
CA5592224011


Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MAGNA INTERNATIONAL INC.